AD 11/06

08032288

SEC ... .ISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-36732 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 09/01/2007 (MM/DD/YY) AND ENDING 08/31/2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barton Hall Securities Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1280 Massachusetts Avenue
(No. and Street)

Cambridge (City) MA (State) 02138 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul A. DeSimone (617) 876-4800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peck Associates, P.C.
(Name – *if individual, state last, first, middle name*)

20 Walnut Street (Address) Wellesley Hills (City) MA (State) 02481-2104 (Zip Code)

SEC Mail Processing Section
OCT 29 2008
Washington, DC
101

PROCESSED
NOV 13 2008
THOMSON REUTERS

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Paul A. DeSimone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barton Hall Securities, as of August 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PECK
ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

# BARTON HALL SECURITIES INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED AUGUST 31, 2008

20 Walnut Street, Suite 210 • Wellesley Hills, MA 02481-2104 • Tel: (781) 235-7517

**BARTON HALL SECURITIES, INC.**
FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2008

CONTENTS

PECK
ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

20 Walnut Street, Suite 210
Wellesley Hills, MA 02481-2104
**PHONE:** (781) 235-7517
**FAX:** (781) 235-3147

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Barton Hall Securities, Inc.
Cambridge, Massachusetts

We have audited the accompanying statement of financial condition of Barton Hall Securities, Inc. as of August 31, 2008, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barton Hall Securities, Inc. as of August 31, 2008 and the results of its operations and it's cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Peck Associates, P.C.

October 15, 2008

**BARTON HALL SECURITIES, INC.**
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2008

ASSETS

| | | |
|---|---|---|
| Current assets | | |
| Cash and equivalents | | $ 17,778 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Income tax payable | | $ 456 |
| Stockholder's equity | | |
| Common stock, $1 par value | | |
| Authorized 300,000 shares | | |
| Issued 16,000 shares | $ 16,000 | |
| Additional paid in Capital | 5,000 | |
| Retained earnings | (3,678) | |
| Total stockholder's equity | | 17,322 |
| | | $ 17,778 |

The accompanying notes are an integral part of the financial statements.

**BARTON HALL SECURITIES, INC.**
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED AUGUST 31, 2008

| | | |
|---|---|---|
| Revenues: | | |
| Interest income | $ | 624 |
| Total revenues | | |
| Expenses: | | |
| Licenses, fees and administrative | | 8,143 |
| Income before income taxes | | (7,519) |
| Provision for income taxes | | 456 |
| Net income (loss) | $ | (7,975) |

The accompanying notes are an integral part of the financial statements.

**BARTON HALL SECURITIES, INC.**
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED AUGUST 31, 2008

| | Capital Stock Common | | Additional Paid in Capital | Retained Earnings |
|---|---|---|---|---|
| | Shares | Amount | | |
| BALANCE, September 1, 2007 | 12,000 | $ 12,000 | $ - | $ 4,297 |
| Net loss | - | - | | (7,975) |
| Additions | 4,000 | 4,000 | 5,000 | - |
| Deductions | - | - | - | - |
| BALANCE, August 31, 2008 | 16,000 | $ 16,000 | $ 5,000 | $ (3,678) |

The accompanying notes are an integral part of the financial statements.

**BARTON HALL SECURITIES, INC.**
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED AUGUST 31, 2008
INCREASE IN CASH

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net income (loss) | | $ (7,975) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities | | |
| Changes in operating assets and liabilities | | |
| Increase (decrease) in | | |
| Income tax payable | | (86) |
| Net cash (used in) operating activities | | (8,061) |
| Cash flows from financing activities | | |
| Proceeds from issuance of common stock | $ 4,000 | |
| Proceeds from additional paid in capital | 5,000 | |
| Net cash provided by financing activities | | 9,000 |
| Net increase in cash and equivalents | | 939 |
| Cash and equivalents at beginning of year | | 16,839 |
| Cash and equivalents at end of year | | $ 17,778 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

For the year ended August 31, 2008, operating activities included income taxes paid of $456.

The accompanying notes are an integral part of the financial statements.

Note 1. Summary of significant accounting policies

Nature of business

On September 18, 1986, Barton Hall Securities, Inc. (*the Company*) was formed to engage in and carry on the business of a limited purpose broker-dealer. The Company is a member in good standing of the Medallion Signature Guarantee Program and acts strictly in an institutional capacity, administering Medallion Signature Guarantees for affiliates of the Company and for certain third party firms requiring such guarantees.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of temporary cash investments.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For purposes of the statement of cash flows, the organization considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Income taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. The potential benefit relating to the net operating loss carry-forward has been determined by management unlikely to be utilized.

Note 2. Net capital requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At August 31, 2008, the Company had net capital and net capital requirements of $11,920 and $5,000 respectively. It is hereby affirmed that no material discrepancy exists between the computation of net capital for Barton Hall Securities, Inc. for the Focus IIA report filed by Barton Hall Securities, Inc. for the period ended August 31, 2008 and the computation of net capital contained herein.

Note 3. Income taxes

The components of income tax expense at August 31, 2008 are as follows:

| | |
|---|---|
| Current income taxes (benefit) | |
| U.S. | $ - |
| State | 456 |
| | 456 |
| Deferred income taxes (benefit) | |
| U.S. | - |
| State | - |
| | - |
| Income tax provision | $ 456 |

Income tax at the U.S. statutory rate is reconciled to the Company's actual income tax expense for the year ended August 31, 2008 as follows:

| | |
|---|---|
| U.S. income tax (benefit) at statutory rate | $ - |
| State income taxes, net of U.S. income tax benefit | 456 |
| Other non-deductible (taxable) items, net | - |
| Income tax provision | $ 456 |

At August 31, 2008 the Company had a net operating loss carryforward of $7,975 that may be used to offset future taxable income. The loss carryforward expires in 2028. A deferred tax asset has not been recognized due to management's belief it will not be utilized.

Note 4. Commitments and contingencies

Related party transactions

The Company is a wholly-owned subsidiary of Equity Resources Group, Inc. (ERGI) which was formed in March 1981 under Massachusetts law for the purpose of providing financial consulting services in the field of real estate. The Company receives various support services from ERGI under an expense sharing agreement, including, but not limited to rent, secretarial and analytical services.

Note 5. Customer protection reserve requirement

The Company is exempt from the customer protection reserve requirement of SEC Rule 15c3-3, under Clause K (2)(i).

SUPPLEMENTARY INFORMATION

PECK
ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

20 Walnut Street, Suite 210
Wellesley Hills, MA 02481-2104
**PHONE:** (781) 235-7517
**FAX:** (781) 235-3147

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Barton Hall Securities, Inc.
Cambridge, Massachusetts

We have audited the accompanying financial statements of Barton Hall Securities, Inc. as of and for the year ended August 31, 2008, and have issued our report thereon dated October 15, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peck Associates, P.C.

October 15, 2008

**BARTON HALL SECURITIES, INC.**
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED AUGUST 31, 2008

SCHEDULE I

| | | |
|---|---|---|
| Net capital | | |
| Total stockholder's equity | $ 17,322 | |
| Deductions and/or charges: | | |
| Other deductions | (5,000) | |
| Net capital before haircuts on securities positions | | $ 12,322 |
| Haircuts on securities | | (356) |
| Net capital | | 11,966 |
| Minimum dollar net capital requirement | | 5,000 |
| Excess net capital | | $ 6,966 |
| Excess net capital at 1,000% | | $ 11,920 |
| Aggregate indebtedness | | $ 456 |
| Percentage of aggregate indebtedness to net capital | | 3.81% |

The accompanying notes are an integral part of the financial statements.

PECK
ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

20 Walnut Street, Suite 210
Wellesley Hills, MA 02481-2104
**PHONE:** (781) 235-7517
**FAX:** (781) 235-3147

SCHEDULE II

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Barton Hall Securities, Inc.
Cambridge, Massachusetts

In planning and performing our audit of the financial statements of Barton Hall Securities, Inc., for the year ended August 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (*SEC*), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (*or aggregate debits*) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peck Associates, P.C.

October 15, 2008

END